UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: November 4, 2022	By:	/s/ Dan Shao
	Name:	Dan Shao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release
Exhibit 99.2	Notice of Extraordinary General Meeting
Exhibit 99.3	Form of Proxy for Extraordinary General Meeting
Exhibit 99.4	Voting Instruction Card to Registered Holders of American Depositary Receipts